EXHIBIT 12.1

AMERICAN REAL ESTATE PARTNERS, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

				Years Ended December 31,
	Three Months Ended March 31,
	2007	2006		2006		2005		2004	2003	2002
Earnings
Income (loss) from continuing operations before income taxes, income or loss from equity investees and minority interest	$64,076	$(19,298)		$(44,453)		$(16,001)		$75,275	$22,036	$34,407
Fixed Charges	34,775	27,213		115,307		94,795		47,671	21,520	27,747
Amortization of capitalized interest	15	15		60		59		206	256	257
Total Earnings	$98,866	$7,930		$70,914		$78,853		$123,152	$43,812	$62,411
Fixed Charges:
Interest Expense	$32,977	$25,155		$106,612		$91,174		$47,320	$21,103	$27,297
Interest capitalized	21	6		110		—		—	—	—
Estimated interest within rental expense	1,777	2,052		8,585		3,621		351	417	450
Total Fixed Charges	$34,775	$27,213		$115,307		$94,795		$47,671	$21,520	$27,747
Ratio of earnings to fixed charges	2.8	—	(1)	—	(2)	—	(3)	2.6	2.0	2.2

——————
(1)	Fixed charges exceeded earnings by $19.3 million for the first quarter of 2006.
(2)	Fixed charges exceeded earnings by $44.4 million in 2006.
(3)	Fixed charges exceeded earnings by $15.9 million in 2005.